                            [OMNICELL.COM LETTERHEAD]


March 8, 2001

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      OMNICELL.COM
         CIK:  0000926326
         COMMISSION FILE NO. 333-35258
         APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Omnicell.com (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, Commission File No. 333-35258, together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 20, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register 4,600,000 shares of its Common Stock, $0.001 par value per share, including the underwriter's over allotment option (the "Shares"), for issuance to the public with a proposed maximum offering price of $64,400,000. The Registration Statement was never declared effective and no securities have been sold under the Registration Statement. The Registrant desires to withdraw the Registration Statement due to changes in the Registrant's business and financing plans, recent market volatility and other considerations.

Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Robert J. Brigham or Quoc An Nguyen of Cooley Godward LLP, legal counsel to the Registrant at (650) 843-5000.

Sincerely,

OMNICELL.COM

/s/  ROBERT Y. NEWELL, IV
--------------------------------------------
Robert Y. Newell, IV
Vice President and Chief Financial Officer

cc:      Sheldon D. Asher
         Robert J. Brigham, Esq.
         Quoc An Nguyen, Esq.
         Gary J. Kocher, Esq.